EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the incorporation by reference in the Registration Statements (Form S-3 No. 333-118746, No. 333-124105, No. 333-125423, No. 333-126821, No. 333-128031 and No. 333-142079, and Form S-8 No. 333-132440) of Ashford Hospitality Trust, Inc., and in the related Prospectuses of our report dated February 26, 2009 (except for Notes 19 and 25 as to which the date is September 11, 2009), with respect to the consolidated financial statements and schedules of Ashford Hospitality Trust, Inc. and subsidiaries, and our report dated February 26, 2009, with respect to the effectiveness of internal control over financial reporting of Ashford Hospitality Trust, Inc. and subsidiaries, included in this Current Report on Form 8-K, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas
September 11, 2009